Exhibit 10.1

August 29, 2008

Mr. James B. Ream
Chief Executive Officer
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West, Suite 200
Houston, TX 77067

First Amendment (this "First Amendment") to that certain Second Amended and Restated Capacity Purchase Agreement among Continental Airlines, Inc. ("Continental"), ExpressJet Holdings, Inc. ("Holdings"), XJT Holdings, Inc. ("XJT") and ExpressJet Airlines, Inc. ("ExpressJet" and, collectively with Holdings and XJT, "Contractor") dated as of June 5, 2008 (the "Second Amended and Restated CPA")

As you are aware, Continental and Contractor are parties to the Second Amended and Restated CPA. Continental and Contractor each desires to amend the Second Amended and Restated CPA as specifically provided below in this First Amendment, with such amendments to be effective as of the date of this First Amendment:

Section 1.   As soon as reasonably practicable, but in no event more than ten (10) days after the date hereof, Continental shall purchase from Contractor for the total sum of $ **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** the operating rights held by Contractor for flights arriving and departing from Westchester County Airport at White Plains, New York (HPN) (and no margin shall be payable in connection therewith). On or before the date of such payment by Continental, Contractor agrees to execute a bill of sale substantially in the form of Exhibit A hereto conveying such operating rights to Continental.

Section 2.   Contractor agrees that all of Contractor's CPA Records shall be maintained in accordance with generally accepted accounting principles consistently applied.

Section 3.   The revised Appendix 1 to Schedule 3 attached to this First Amendment hereby replaces in its entirety the Appendix 1 to Schedule 3 attached to the Second Amended and Restated CPA. Continental and Contractor agree that nothing in this Section 3 or in Appendix 1 to Schedule 3 attached hereto shall in any way (i) amend or modify the provisions of Section 2.01(b) of the Second Amended and Restated CPA, or (ii) create or disclaim (or be deemed, construed or implied to create or disclaim) any obligation other than as is expressly and specifically provided for in this Section 3 (and in Appendix 1 to Schedule 3 attached hereto).

Section 4.   Contractor and Continental agree that Continental is not obligated under the Second Amended and Restated CPA to pay for, with respect to Contractor's "reorganization value in excess of amounts allocable to identifiable assets, net", any of Contractor's write-off, depreciation, amortization or impairment.

Section 5.   Contractor and Continental further agree that no accelerated depreciation expense associated with capital expenditures related to any Covered Aircraft that is recognized by Contractor due to the anticipated removal of such Covered Aircraft from service under the Second Amended and Restated CPA shall be chargeable to Continental under the Second Amended and Restated CPA until such time as notice is given pursuant to Section 2.05 thereof that such Covered Aircraft will no longer be a Covered Aircraft thereunder.

Section 6.   Contractor agrees that Continental's obligation to pay or reimburse Contractor for costs or expenses pursuant to Section 2.08 of the Second Amended and Restated CPA includes only the obligation to pay Contractor's reasonable, out-of-pocket costs or expenses, without profit.

Section 7.   Capitalized terms not defined herein shall be defined as provided in the Second Amended and Restated CPA. From and after the date of this First Amendment, references in the Second Amended and Restated CPA to "this Agreement" shall mean and refer to the Second Amended and Restated CPA as amended by this First Amendment. Except as specifically amended or modified hereby, the Second Amended and Restated CPA shall remain in effect as written. The Second Amended and Restated CPA, as amended or modified by this First Amendment, is hereby ratified and confirmed in all respects, and shall be deemed to constitute the entire understanding of the parties relating to its subject matter (and further that any prior or contemporaneous oral commitments shall have no force or effect), and such agreement, as so amended hereby, may not be further amended, modified or changed except by further agreement in writing signed by the parties hereto. This First Amendment may be executed by the parties hereto in any number of separate counterparts, all of which shall constitute one agreement. All signatures need not be on one counterpart.

If Contractor is in agreement with the above, please indicate its agreement by having an authorized representative sign below in the spaces provided and return a signed copy of this First Amendment to the undersigned at the address above.

Very truly yours,

CONTINENTAL AIRLINES, INC.

By: /s/ Larry Kellner
Name: Larry Kellner
Title: Chairman and Chief Executive Officer

Agreed:

EXPRESSJET HOLDINGS, INC.

By: /s/ James B. Ream
Name: James B. Ream
Title: President and Chief Executive Officer

XJT HOLDINGS, INC.

By: /s/ James B. Ream
Name: James B. Ream
Title: President and Chief Executive Officer

EXPRESSJET AIRLINES, INC.

By: /s/ James B. Ream
Name: James B. Ream
Title: President and Chief Executive Officer

cc: Continental Airlines, Inc.
         1600 Smith Street, HQSLG, Houston, Texas 77002
         Attention: General Counsel
         Telecopy No.: (713) 324-5161

         ExpressJet Holdings, Inc.
         700 North Sam Houston Parkway West, Suite 200, Houston, Texas 77067
         Attention: Vice President & General Counsel
         Telecopy No.: (832) 353-1141

Appendix 1 to Schedule 3

$**[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** * for each actual block hour (which shall be the "block hour" rate referred to in Schedule 3.A.1.a of this Agreement).

* This Base Compensation Rate shall be adjusted to the extent provided pursuant to the terms of Section 3.02 of this Agreement.

In addition, for each calendar month beginning with the month of September 2008 and extending through (and including) June 2009 (such period from September 1, 2008 through June 30, 2009, being herein referred to as the "Review Period"), Continental and Contractor, as part of the monthly flight reconciliation process pursuant to Section 3.06(b) of this Agreement, shall compare the number of Actual Monthly Block Hours for such calendar month with the number of Baseline Monthly Block Hours for such calendar month, and Continental shall pay Contractor $ **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** for each Extra Monthly Payment Hour, if any, for such month, provided that, in no event shall Continental be required (a) to pay an amount greater than $ **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** for any one month or $ **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** in the aggregate in respect of Extra Monthly Payment Hours during the Review Period or (b) to make any payment under this paragraph in respect of any calendar month after the Review Period.

After the Review Period, Contractor shall pay Continental an amount equal to $**[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** for each Aggregate Accrued Block Hour, if any, existing as of June 30, 2009, subject to the proviso at the end of this paragraph (such payment to be made in July 2009 as part of the monthly flight reconciliation process pursuant to Section 3.06(b) of this Agreement). In addition, during each calendar month beginning with the month of July 2009 and extending through (and including) the end of the Base Term or, if earlier, the date on which Contractor has paid an aggregate amount equal to the Aggregate Extra Payments (such period being herein referred to as the "Make-up Period"), Continental and Contractor, as part of the monthly flight reconciliation process pursuant to Section 3.06(b) of this Agreement, shall compare the number of Actual Monthly Block Hours for such calendar month with the number of Baseline Monthly Block Hours for such calendar month, and Contractor shall pay Continental $ **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** per Make-up Payment Hour, if any, for such month, provided that, in no event shall all such monthly payments in the aggregate made by Contractor pursuant to this paragraph exceed the Aggregate Extra Payments.

Solely for the purposes of calculating amounts payable under the two preceding paragraphs of this Appendix 1 to Schedule 3, the following terms shall have the definitions set forth below:

"*Accrued Block Hours*" means, for each calendar month in the Review Period for which Actual Monthly Block Hours exceeds Baseline Monthly Block Hours, the number of hours by which Actual Monthly Block Hours for such month exceeds Baseline Monthly Block Hours for such month.

"*Actual Monthly Block Hours*" means, for each calendar month, (a) the total actual block hours flown by Contractor pursuant to this Agreement during such calendar month, plus (b) the total block hours that are scheduled by Continental to be flown pursuant to a Final Monthly Schedule in accordance with this Agreement but which are not actually flown because the flight is not operated during such calendar month by Contractor as a result of a Controllable Cancellation.

"*Aggregate Accrued Block Hours*" means the aggregate of all Accrued Block Hours from prior months in the Review Period, less the number of Accrued Block Hours previously applied to reduce the number of Extra Monthly Payment Hours pursuant to the last clause in the definition thereof.

"*Aggregate Extra Payments*" means the aggregate amount of payments made by Continental in respect of Extra Monthly Payment Hours during the Review Period.

"*Baseline Monthly Block Hour*s" means the following number of block hours for each calendar month set forth below:

For September 2008:	**[XXX]**;
For October 2008:	**[XXX]**;
For November 2008:	**[XXX]**;
For December 2008:	**[XXX]**;
For January 2009:	**[XXX]**;
For February 2009:	**[XXX]**;
For March 2009:	**[XXX]**;
For April 2009:	**[XXX]**;
For May 2009:	**[XXX]**; and
For June 2009:	**[XXX]**;
Following June 2009,	
For each July:	**[XXX]**;
For each August:	**[XXX]**;
For each September:	**[XXX]**;
For each October:	**[XXX]**;
For each November:	**[XXX]**;
For each December:	**[XXX]**;
For each January:	**[XXX]**;
For each February:	**[XXX]**;
For each March:	**[XXX]**;
For each April:	**[XXX]**;
For each May:	**[XXX]**; and
For each June:	**[XXX]**;

Extra Monthly Payment Hours" means, at the end of each calendar month in the Review Period in which Baseline Monthly Block Hours exceeds Actual Monthly Block Hours, the number of hours by which Baseline Monthly Block Hours exceeds Actual Monthly Block Hours, reduced by the number of Aggregate Accrued Block Hours, if any, existing at the beginning of such calendar month.

Make-up Payment Hours" means, for each calendar month in the Make-up Period for which Actual Monthly Block Hours exceeds Baseline Monthly Block Hours, the number of hours by which Actual Monthly Block Hours for such month exceeds the Baseline Monthly Block Hours for such month.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

["XXX" REPRESENTS CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.]

Exhibit A


BILL OF SALE
For Certain Slot Assets at White Plains


KNOW ALL MEN BY THESE PRESENTS:

THAT for and in consideration of the sum of Three Million, Three Hundred Fifteen Thousand, Seventy Two U.S. Dollars and Forty Six Cents (US $**[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**) and other good and valuable consideration, the undersigned EXPRESSJET AIRLINES, INC. (formerly Continental Express, Inc.), a Delaware corporation ("SELLER"), does as of the date hereof, grant convey, transfer, sell, deliver and set over unto CONTINENTAL AIRLINES, INC., a Delaware corporation ("BUYER"), and to BUYER'S successors, transferees and assigns forever, all operating rights and allocations from Westchester County at Westchester County Airport, White Plains, New York ("HPN"), including any take-off and landing and enplanement and deplanement rights, and together with any associated ramp airplane parking rights at HPN, in each case as are related to the six slots set forth on Schedule 1, as well as any and all other rights, titles and interests of SELLER appertaining thereto or to any other slots at HPN held by SELLER as of the date hereof (the "White Plains Slot Assets"); and

THAT SELLER hereby warrants to BUYER, its successors, transferees and assigns, that SELLER is the owner of the White Plains Slot Assets and the White Plains Slot Assets are hereby conveyed to BUYER free and clear of all liens, claims, charges and encumbrances of any nature whatsoever other than liens attributable to BUYER. SELLER agrees with BUYER, its successors, transferees and assigns, that SELLER will warrant and defend such title forever against all claims and demands whatsoever by, through or under SELLER, but not otherwise. SELLER shall use commercially reasonable efforts to obtain any consent or approval at no cost to SELLER from Westchester County or any other entity asserting jurisdiction or authority over the White Plains Slot Assets, if necessary, to effectuate the purposes of this conveyance.

EXCEPT FOR THE WARRANTY OF TITLE TO SELLER'S INTEREST IN THE WHITE PLAINS SLOTS ASSETS AS SET FORTH ABOVE, SELLER EXPRESSLY DISCLAIMS, NEGATES AND EXCLUDES ALL WARRANTIES, WHETHER STATUTORY, EXPRESS OR IMPLIED, REGARDING THE WHITE PLAINS SLOTS ASSETS, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND BUYER ACCEPTS SELLER'S INTEREST IN THE WHITE PLAINS SLOTS ASSETS "AS IS" AND "WITH ALL FAULTS".

Upon execution of this Bill of Sale and the payment by BUYER to SELLER of the amount set forth above, SELLER agrees that BUYER shall have no further obligations to SELLER in respect of the White Plains Slot Assets arising after the date hereof under (i) that certain Indemnity Agreement dated January 15, 2008 or (ii) any capacity purchase agreement between BUYER and SELLER.

IN WITNESS WHEREOF, the undersigned SELLER has caused this instrument to be executed this ____ day of August, 2008.

EXPRESSJET AIRLINES, INC..

By: /s/ Phung Ngo-Burns
Name: Phung Ngo-Burns
Title: Staff Vice President
Finance and Controller
Interim CFO

Attachments: Schedule 1

Schedule 1
White Plains Slot Assets

Slot Number		Time
1		0830
2		0900
3		0930
4		1330
5		1730
6		1900